EXHIBIT 76


                            TO ALL AMP EMPLOYEES

 AlliedSignal has tried to get a big public relations splash by claiming that AMP employees have nothing to worry about if AlliedSignal succeeds in its hostile effort to take over AMP. But once you examine AlliedSignal's statements--what they say and what they don't say--we think you'll find them less than reassuring. We think AlliedSignal's assertions are misleading and insulting. Here are some of AlliedSignal's statements, and our translation of what they really mean.

 ALLIEDSIGNAL SAYS:                  OUR TRANSLATION:
 -----------------                   ---------------

 "Your employment is safe with       You may be among the one in
 AlliedSignal."                      10 AMP employees AlliedSignal
                                     commits not to fire in the
                                     first year. Everyone else--look out!

 "If you are a Pennsylvania          It will probably take about
 employee of AMP earning up to       one year to figure out which
 $50,000, AlliedSignal commits       of you AlliedSignal is going to fire.
 to maintaining your
 employment for at least one
 year..."

 "This commitment covers all         Let's see if anyone notices
 full-time, active AMP               that AlliedSignal totally
 employees in Pennsylvania           omitted any reference to more
 whose annual base wages or          than 40,000 AMP employees,
 salary is up to $50,000."           including thousands in Pennsylvania.

 "In addition, AlliedSignal          AlliedSignal can just fire
 makes the following                 many of you right away and
 commitments to all AMP              the rest of you after one
 Pennsylvania employees: We          year--so why should
 will not reduce your current        AlliedSignal worry about your
 salary and benefit package."        salary or benefit package?

 "We will provide you with at        When AlliedSignal phases out
 least 40 hours of training          your job or shuts down your
 each year--at our expense and       plant, maybe we can find
 on our time--to help you keep       something else for you if
 your job skills current and         you're willing to pull up
 to help you learn new ones."        your family and relocate.

 "We want to allay your              AlliedSignal wants to do
 concerns."                          everything possible so that
                                     if AlliedSignal terminates
                                     your employment, it will be
                                     totally unexpected.



               WHEN YOU CUT THROUGH ALLIEDSIGNAL'S RHETORIC,
                           THE MESSAGE IS CLEAR:
                ALLIEDSIGNAL DOESN'T REALLY CARE ABOUT YOU.


                                                                 [AMP LOGO]


 AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicita-tion. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
 A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Busi-nesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and Presi-dent, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Merrill
 A. Yohe, Jr. (Vice President, Public Affairs), Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Suzanne Yenchko (Director, State Government Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy J. Hiller (Assistant Manager, Shareholder Services), Melissa E. Witsil (Communica-tions Assistant) and Janine M. Porr (Executive Secretary). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

 AMP has retained Credit Suisse First Boston Corporation ("CSFB") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Ex-change Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 11, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 103,966 shares of AMP common stock.